Filed by Associated Banc-Corp

Pursuant to Rule 425 under the Securities Act of 1933

under the Securities Exchange Act of 1934, as amended

Subject Company: Associated Banc-Corp

Commission File Number: 001-31343

The following is a transcript from an investor call held by Associated Banc-Corp on December 1, 2025.

Operator

Good morning, everyone, and welcome to Associated Banc-Corp’s conference call. My name is Rob, and I will be your operator today. [Operator Instructions] Copies of the slides that will be referenced during today’s call are available on the company’s website at investor.associatedbank.com. As a reminder, this conference call is being recorded. During the course of the discussion today, management will make statements that constitute projections, expectations, beliefs or similar forward-looking statements.

Associated’s actual results could differ materially from the results anticipated or projected in any such forward-looking statements. Accordingly, I will ask you to note the forward-looking statements discussion on Slides 1 and 2 of the presentation we are referencing for this call, which addresses important factors that could cause Associated’s actual results to differ materially from the information discussed today. Following today’s presentation, instructions will be given for the question-and-answer session.

At this time, I would like to turn the conference over to Andy Harmening, President and CEO, to discuss this announcement in more detail. Please go ahead, sir.

Andrew John Harmening

President, CEO & Director

Well, good morning, and thank you for joining us both on short notice and after a holiday weekend. This is Andy Harmening, and I’m joined by our Chief Financial Officer, Derek Meyer; and our Chief Credit Officer, Pat Ahern. We are very excited this morning to share that Associated has announced a merger with American National Corporation, a leading community bank headquartered in Omaha, Nebraska. This transaction represents another important milestone in our journey to build a strong, high-performing and diversified Midwestern banking franchise, one that’s deeply rooted in our communities and focused on profitable, sustainable and long-term growth.

Today, we’ll walk you through the highlights of the transaction, including the strategic rationale, market expansion benefits and financial impact. But before we do that, I’d like to briefly acknowledge the strategic journey we’ve been on and what we’ve achieved to date and how today’s transaction advances that strategic journey. Since I joined Associated in April of ‘21, we’ve been hard at work building a stronger and more profitable bank that is positioned to take advantage of organic growth opportunities in markets across the Midwest. We’ve made a series of investments to bolster key leadership across the bank, create a best-in-class value proposition for consumers and small businesses and expand our commercial banking presence in metro markets where we were underpenetrated, all while adhering to our legacy foundation as a bank with strong credit culture, expense discipline and positive impact in the communities we serve.

Here in 2025, these investments are already paying off and positioning us for future performance. We’re proving that we can grow and deepen our customer base organically and take share in major metropolitan markets. We’re seeing strong customer satisfaction scores. We posted net household growth each quarter so far in 2025, and we’re on pace to deliver our strongest year for organic household growth since we began tracking almost a decade ago. We’re also proving that we can grow and remix our balance sheet simultaneously, delivering stronger profitability as a result. And importantly, our plan is delivering results for our shareholders. Since announcing Phase 1 of our strategic plan, we’ve delivered total shareholder return of 53%, which is more than double the KBW Regional Bank Index over that same period. We’re proud of how far we’ve come over these past 4 years, and today’s announcement presents a unique opportunity to further build on our momentum.

Moving to today’s transaction on Slide 4. The acquisition of American National complements our strategy and presents a natural opportunity to expand our franchise across attractive Midwestern markets and enhance our long-term organic growth strategy. The transaction enables us to enter the vibrant Omaha metropolitan area with a #2 deposit market share. We also strengthened our position in the Twin Cities, adding over $800 million in deposits and achieving a #10 pro forma deposit market share. The transaction is also attractive from a financial standpoint with achievable cost savings, underpinning ROTCE accretion and CET1 capital enhancement.

We expect the transaction to deliver EPS accretion in 2027 and modest tangible book dilution with a short earn-back period of just over 2 years. And importantly, Associated and American National are a natural fit for one another due to the cultural similarities between the 2 companies. We both have roots going back to the mid-1800s and emphasize a local approach in serving our markets. We both have customer-centric approach to decision-making, segmentation and operating systems. We both have conservative credit cultures with strong asset quality and we both care deeply about supporting and uplifting the communities we serve.

In getting to know the American National leadership team and business through this process, we’ve been especially excited about the shared vision we have for our clients and communities. To that end, we’re pleased to say that American National Co-CEO, Wende Kotouc, will join Associated’s Board of Directors upon closing, and we will be forming a new Omaha Advisory Board. We believe that our plan for partnership post transaction will support a seamless experience for clients, team members and communities alike.

On Slide 5, we lay out some of the key terms of this transaction. The transaction is structured as all stock with a fixed exchange ratio, whereby American National shareholders receive a 36.25 shares of Associated stock for each share of American National stock. This represents total deal value of approximately $604 million based on Friday’s closing price. At closing, Associated shareholders will own 88% of the combined company and American National shareholders will own 12%. The transaction value represents 1.14x tangible book value, 9.2x 2026 estimated earnings or 6.8x inclusive of cost synergies and a 1.6% core deposit premium.

Leadership and operational alignment is critical, and we look forward to having Wende Kotouc, American National Bank’s Co-CEO and Co-Chair join Associated’s Board of Directors. But we’ll also have John Kotouc, American National Corporation’s Co-CEO and Co-Chair, remain in a consultancy role post close to ensure a smooth integration. As mentioned, we’re establishing an Omaha-based advisory board to ensure deep local engagement and community presence. We’ll also continue to honor all of American National’s community contributions. The transaction has been approved by the Boards of both companies as well as the voting shareholders of American National. We expect the transaction to close in the second quarter of 2026, subject to customary regulatory approvals.

Turning to Slide 6. American National is a client-centric community bank with local scale, strong financial track record and disciplined approach to growth. They have a 160-plus year history of serving their clients and communities with a strong focus on relationship banking. The bank manages $5.3 billion of assets, $3.8 billion of loans and $4.7 billion of deposits. The diversified loan portfolio and strong liquidity profile supported by relationship-based core deposits are a complement to Associated’s balance sheet strength and priorities. Their leadership position in Omaha and presence in the Twin Cities creates a natural geographic fit with our existing franchise.

On Slide 7, we provide a bit more detail about these 2 MSAs specifically. Omaha and the Twin Cities are among the most attractive and resilient markets in the Midwest with solid population growth, favorable household income characteristics and diversified local economies. Combined, we will have approximately $3.4 billion of deposits in Omaha, ranking #2 in deposit market share and $3.3 billion in the Twin Cities, ranking #10 in deposit market share. Together, these 2 metros will represent nearly 20% of our total deposit base, adding scale in markets that have healthy growth outlooks and stronger wealth characteristics than both the Midwest and the national average.

Growing in these markets also provides meaningful long-term organic growth opportunities for Associated. Our entry into Omaha is particularly compelling as it’s a community-centered market with a mix of commercial, retail and wealth clients, highly aligned with our core strengths and priorities. In the Twin Cities, we already have momentum. We’ve recently invested in a new high-profile branch and corporate office space in the heart of downtown Minneapolis. By partnering with American National, we’re building on an already meaningful franchise, giving us more reach with middle market and business banking customers.

And with that, I’ll pass it to Derek to talk a little bit more about the financial impact and benefits of this transaction.

Derek S. Meyer

Executive VP & CFO

Thanks, Andy. Turning to Slide 8. This transaction reflects our continued focus on driving strong financial performance and shareholder returns. The transaction is expected to deliver 2% of EPS accretion in 2027 with modest tangible book value dilution of 1.2% and a crossover earn-back period of 2.25 years. The transaction has a compelling IRR of 24%. We also expect to enhance our pro forma profitability, including ROAA, ROATCE and efficiency ratio. Underlying this transaction is a highly achievable cost savings assumption of 25% or $29.2 million of American National’s expense base with 50% realized in 2026 and 100% thereafter.

This transaction strengthens Associated balance sheet position and drives prudent scale and relevance as a leading Midwest banking franchise. Pro forma, we will reach approximately $50 billion in assets with $40 billion in deposits and $35 billion in loans. As we’ve consistently said, enhancing our capital position is a focus, and this transaction will drive our CET1 approximately 5 basis points higher upon closing. We have strong conviction in our ability to deliver on the financial benefits of this transaction.

On Slide 9, we provide more detail on the pro forma franchise. American National meaningfully enhances our combined scale, client base and balance sheet strength across the Midwest. Pro forma, we will have a top 10 deposit market share position in Green Bay, Madison, Milwaukee, the Twin Cities and Omaha, and 76% of our deposits will be concentrated within the 10 largest upper Midwest markets. The addition of approximately 79,000 new client deposit accounts broadens our reach and creates meaningful opportunities for relationship expansion, particularly among middle market, commercial and family-owned businesses, which are at the heart of both of our organizations.

On the consumer side, American National adds a very high-quality auto business with more than 25 years of consistent super prime lending throughout the Midwest, providing a strong complement to our diversified consumer platform and strategy. On the funding side, the transaction further strengthens our core deposit base, adding granular relationship-driven deposits and long-tenured client relationships. Together, the combined franchise will have a strong liquidity position and funding stability, providing a solid foundation for continued organic growth and disciplined balance sheet management. Associated and American National both share a deep cultural alignment founded on strong community engagement and relationship banking, which positions our combined company as the premier Midwestern relationship bank.

Turning to Slide 10. Our combined loan portfolio will continue to be well diversified and fully consistent with our strategic priorities. On the commercial side, American National brings a high-quality middle market franchise with long-standing client relationships and strong credit performance. Similarly, on the consumer side, this partnership reinforces our focus on strong risk-adjusted returns through the addition of American National’s super prime auto portfolio. The combination enhances our loan yield while maintaining the disciplined credit culture that defines Associated. On the funding side, the transaction strengthens our core deposit franchise and broadens our relationship base.

Turning to Slide 11. As we’ve said all along, we are focused on our strategic priorities with a prudent and disciplined approach to driving sustainable and profitable growth. Our teams have followed a rigorous due diligence process involving comprehensive and extensive reviews of all the areas you see noted on the right side of Slide 11. We’ve also completed an extensive credit file review and are highly confident in strong alignment in underwriting and credit cultures between our organizations. Integration planning is already well underway. We’re leveraging our proven playbook from our previous experiences while also building on to it to ensure a seamless transition for our clients and employees alike. Both organizations share a conservative risk appetite, community and client-first values and a commitment to disciplined growth, making this a rational transaction with meaningful upside.

With that, I now pass it back to Andy for closing remarks.

Andrew John Harmening

President, CEO & Director

Thanks, Derek. I will conclude by reiterating that we’re excited about today’s announcement and what it will mean to our continuing our growth strategies in new and existing growth markets for Associated Bank. But I’d also like to take the opportunity to welcome our new American National team members to the Associated Bank family. I look forward to meeting all of you, learning from you and working together to build a stronger community-focused bank.

And with that, let’s open it up for questions.

Operator

[Operator Instructions] Our first question comes from the line of Timur Braziler with Wells Fargo.

Timur Felixovich Braziler

Wells Fargo Securities, LLC, Research Division

Can you maybe just give us a little update as to what this deal means for the ongoing strategic focus for Associated? First 2 phases since Andy and the team came over were very much internally focused. Phase 2 is coming to an end here. Is this kind of indicating that what you wanted, the heavy lifting on the kind of organic front is done and now that lens is widening to include M&A in the coming phase? Maybe just if you could give us a sneak peek as to what Phase 3 might look like and what that might look like from a composition of organic expansion, additional hiring versus using M&A as a tool for some of these tuck-in deals?

Andrew John Harmening

President, CEO & Director

Yes, Timur. So I’d maybe say it a little differently than you did. So what I would say with regards to Phase 2 is I feel like we’re just getting started and hitting our stride there. If you think about the fact that we have nonsolicitations expiring, we continue to grow very strongly in our C&I business. And so for me, this is not a detour from organic growth. It’s an enhancement of organic growth. When you think about getting into the Minneapolis market and getting a top 10 position and having market branding and visibility, that’s only going to enhance the work that we’re doing there. When you look at the Omaha market, they have a very strong team on the ground on the commercial side of our business.

We have spent almost 5 years building out our product set. When you think about equipment finance, you think about ABL, you think about deposit verticals, you think about consumer products, you think about what we’re doing on the wealth side and the mass affluent side, we literally can take this amazing local team in Omaha and layer our capabilities on that. So from an organic growth standpoint, it hasn’t changed a thing. There are still legs left in Phase 2 of what we do. And importantly, I think what you see is we’ve built a team that’s built to execute. So when you think about execution, this is a very straightforward transition in pretty — a few major metros, 2 major metros in particular. So we think we’ll be able to effectively integrate this with a team that’s culturally aligned. So we think it keeps — if you want to call it Phase 2.5, you may. However, this is just good banking in areas that we understand, and we think that it’s something that it will be a 1 plus 1 equals 4 for us.

Timur Felixovich Braziler

Wells Fargo Securities, LLC, Research Division

Okay. That’s great color. Maybe as my follow-up, just looking at the credit mark relative to I guess, the third quarter mark for American. Just the 1.9%, I think their 3Q mark was like 1.15% of loans. Could you just maybe talk us through where incremental provisioning or incremental reserves have been kind of set aside for their portfolio?

Andrew John Harmening

President, CEO & Director

Yes, it’s a great question. I’m going to turn that over to Pat. But before I do, I’ll remind you that Pat Ahern, our Chief Credit Officer, is the same person that has executed on the no surprises tour. So going into this deal, we don’t want any surprises on credit. We’ve done a very deep dive, and I’ll have Pat speak to where the — how the mark came to be.

Patrick E. Ahern

Executive VP, Chief Credit Officer & Chicago Market President

Yes. I would say we did take a conservative approach, and it was a bottoms-up approach to review the portfolio. That included over 50% of the commercial loans and also over 60% of CRE loans. So we feel that we did a nice due diligence. We feel comfortable with the mark. And I’ll remind you, they’ve had a pretty stable credit history. They’re averaging, I think, 15 basis points of net charge-off over the last 10 years. So we feel good about the mark right now.

Operator

The next questions are from the line of Casey Haire with Autonomous Research.

Casey Haire

Autonomous Research Limited

I guess I wanted to start on the footprint expansion into Omaha and Nebraska. Just I think that’s a little bit surprising. What is it about that market that gives you comfort that you guys can take the Associated playbook there? And what other markets down the line would be of interest from an M&A perspective?

Andrew John Harmening

President, CEO & Director

Yes, Casey, you say surprising, I say contiguous. When I look at Omaha, I think what a great banking market. First of all, its population and economic growth are extremely strong. When you think about what we’ve been able to do in our footprint, this market actually grows faster than many of the markets that we’re in today. We’ve been able to grow by taking market share. We’ve been able to grow commercial. We’ve been able to grow households. You enter into a market with low unemployment and you enter into a market with very good growth and being very strong on the commercial side. But what’s unique about Omaha that I really like in this transaction is this is a very local market. And by that, I mean it is very civic oriented, very giving back oriented.

And you have 2 amazing family in the Kotouc family and Lozier family that have been the owners of this and are incredibly involved both in the bank and in the community. So if you’re going to buy a bank in Omaha, you darn — you better have connectivity to the community and we do. Secondly, you better have an operating model that looks at full relationship banking and they do. So when I think of entering Omaha, a very good contiguous growth market with a lever already into the community vis-a-vis the management and an ongoing relationship with those owners and a leadership team that actually expands relationships, and we put on top of that products and services on the consumer side, on the private wealth side and enhanced verticals and opportunities on the commercial side, that’s what makes this a very attractive transaction or merger for us.

Casey Haire

Autonomous Research Limited

Okay. Very good. And just following up on the margin, Slide 10. It looks like the American is pretty similar to you guys from a yield — loan yield and deposit cost perspective. They are a little bit more liquid. So I’m just wondering, do they drive — where does their NIM come in relative to you guys?

Andrew John Harmening

President, CEO & Director

Derek, do you want to take that?

Derek S. Meyer

Executive VP & CFO

Yes. So their NIM is a little higher than ours, the most recent quarter for both institutions. The biggest economic driver of the transactions really are the cost takeouts, but we would expect, I would call it, 9, 10, 11 basis points of yield improvement for ourselves post transaction.

Operator

Our next questions are from the line of Daniel Tamayo with Raymond James.

Daniel Tamayo

Raymond James & Associates, Inc., Research Division

Yes. Maybe first, I’m just curious, 20% of American National’s loan book is auto. You guys are familiar with that business. Maybe give us a sense of how that book compares to yours and your level of comfort around American National’s business and plans for the auto business on a pro forma basis going forward?

Andrew John Harmening

President, CEO & Director

Yes. Great question, Daniel. So when we look at the auto book, the first thing that jumps out to you is they’ve been in this business for 25 years. They’re doing business with people they know and have known for quite some time. From a risk standpoint, this is a super prime portfolio, very much like ours. So a lot of similarities in the auto book. In fact, they have a little bit better yield than we do. When I think about the auto book for our company, the combined companies overall, we’ve stated that we want to stay in the 10% to 12% exposure range for auto. We’re right in the middle of that with this transaction. And what we’ve always liked about the auto book is the convexity of the portfolio. These aren’t 30-year mortgages. They have a duration of 2 to 3 years. So you can make decisions strategically on flexing that portfolio, and I think American National has over time. And I think that we will on the go forward. I think the most important thing is that they’re doing business with people they know in a very responsible credit manner and getting a pretty decent return.

Daniel Tamayo

Raymond James & Associates, Inc., Research Division

All right. That’s helpful, Andy. And then I guess, anything else within the lending space for American National that is other than the C&I and the CRE books that we see there that’s unusual or something that you’re not planning to keep going forward? Just from a balance sheet perspective, curious if you think the total loan number is a good one to grow off if there’s going to be some movement there post close.

Andrew John Harmening

President, CEO & Director

Yes. I think the thing that’s frankly unusual is how strong a credit culture they have. For a bank this size, their expertise is impressive to me. I feel like it has John Kotouc’s fingerprints all over it. John’s run this bank in whole or in part for over 40 years. And he has a strong sense of keeping control of credit. The cleanness of the files, the expertise they’ve exhibited in each of the kind of — they don’t call them verticals, but verticals, whether that’s CRE or pieces below that. So when we look at this book, I think their sophistication and attention to detail for a bank this size is impressive to us. And as a result of that, we don’t see anything that we’re going to have to exit to keep in line with what our credit culture is.

Operator

Our next question is from the line of Chris McGratty with KBW.

Christopher Edward McGratty

Keefe, Bruyette, & Woods, Inc., Research Division

Andy, the — just following up on that last question about optimizing the balance sheet. Anything beyond the loan book on either side of the sheet, yours or their company that might be considered heading into ‘26 in terms of restructuring or optimizing?

Andrew John Harmening

President, CEO & Director

No, not really. What I think, Chris, is more interesting is when you think about how strong they are and knowledgeable they are in the local markets, we actually think for us, this is — we can actually be additive to them. I mean we have equipment finance, ABL, HSA lines of business. We have capital markets capabilities and a bigger balance sheet. So we don’t have to teach them how to do commercial banking. We can just expand the capabilities that are available to them. So when the deal closes and we get into integration, we actually only see potential upside to that. But there is no restructuring that will be required on this book.

Christopher Edward McGratty

Keefe, Bruyette, & Woods, Inc., Research Division

Okay. Great. And then just to follow up, I just want to make sure I got the numbers and the messaging right. Derek, you said the 9 to 11 basis point, that was a margin comment or a loan yield comment, ultimate margin?

Derek S. Meyer

Executive VP & CFO

NIM, yes. Net interest margin.

Christopher Edward McGratty

Keefe, Bruyette, & Woods, Inc., Research Division

Perfect. And then the question about — I think it was Timur’s question about future acquisitions, like we’ve seen some peers be able to string a couple together. Is the message that you might consider another deal? I know that organic is the focus. I’m just trying to understand the pivot between the capital usage.

Andrew John Harmening

President, CEO & Director

Yes. Not much of a pivot really, Chris. It’s the right question, but this is more of a right deal, right partner, right time, right market situation for us. So when you think that it’s in our footprint, getting bigger in Minneapolis has always been a stated goal of ours. And then being in a growth market additionally in Omaha for us with the work that we put in and the product set that we have was natural for us. And so this really feels more to us like a continuation of our organic growth strategy enhanced by an acquisition as opposed to becoming a serial acquirer. That’s not our intent.

Operator

Our next question is from the line of Jared Shaw with Barclays.

Jared David Wesley Shaw

Barclays Bank PLC, Research Division

Is there any lockup for the shareholders? Or could you walk through what the lockup is for the 2 shareholders coming on board?

Andrew John Harmening

President, CEO & Director

Yes, Jared, all that information will be made public with the 8-K that we’ll file at the end of the week. But the short answer is yes, there is a lockup.

Jared David Wesley Shaw

Barclays Bank PLC, Research Division

Okay. Okay. And then I guess sort of following up on Chris’ question about the potential for more deals. I guess, how would you say your — how would you describe your capital priorities for ‘26 beyond the organic growth? Is this something we could start to see the buyback be more active given that capital is growing coming out of this deal? Or how should we think about capital and capital deployment?

Andrew John Harmening

President, CEO & Director

I always defer to Derek Meyer on all buyback questions because my simple quick answer is when we run out of good ideas, we’ll start the buybacks. Right now, we feel like we’re doing a deal that’s really good from an acquisition standpoint. However, we have a lot of ambitions to continue to grow organically and a lot of ideas in our kind of baseline strategic planning going forward that we think will make very, very good use of capital. If something out of the ordinary would occur in the future that we thought there was a great option and it was in the best benefit of our shareholders, then we would consider a buyback, but it’s not priority 1 and it’s not priority 2 from my perspective. And I said I’d let Derek answer that when I always slip up. Derek?

Derek S. Meyer

Executive VP & CFO

You did well.

Andrew John Harmening

President, CEO & Director

Thank you for the affirmation.

Jared David Wesley Shaw

Barclays Bank PLC, Research Division

Okay. And if I could just have one final one. When you look at this expansion into Omaha, is there any plan to supplement that with additional relationship manager hiring in that market? Is this a market you feel you could maybe leg into a little bit and continue to take even more market share there? Or do you feel that the platform that’s there is sufficient to do what you need to in the market?

Andrew John Harmening

President, CEO & Director

Yes. It’s a little bit too early to talk about staffing. However, if you look at the track record and their ability to grow their deposit market share and when you talk to their local leaders, they have strong local leaders. And so my optimism in that market is high. And usually, when we find optimism, we find opportunity, we’re going to look very closely at what opportunity looks like. But we are entering something that is not only not broken, but on an upward trajectory. So marrying what they’re doing and how ingrained they are into that local market, a growth market with what we do and the capabilities we’ve built over the last 4 to 5 years, I really — it gives me a great deal of optimism. And we didn’t make huge bets in the model. We just think that we can be additive with the strength they already have.

Operator

Our next question is from the line of Brian Foran with Truist Securities.

Brian D. Foran

Truist Securities, Inc., Research Division

I don’t know to the extent you can speak to this. I guess I’m a little surprised this bank would have traded at such a low tangible book multiple. Was there some challenge they were facing? Was there something unique as a partner? Is it possible at all to speak to just — it seems like a really attractive opportunity and yet they’re selling at 1.1x tangible book. What kind of bridges that gap?

Andrew John Harmening

President, CEO & Director

Well, I’d say a few things. First of all, the way they go to market and the book that they have is very similar to us. And when you have similarities, that brings comfort. And so from a cultural alignment standpoint, we’re there. From an understanding of auto, we’re there, from a supportive — from an idea of going to market locally, I think that we offer that opportunity more than others. So basically, you have 2 really clean banks with the promise that we’re going to move forward in the markets that they’re in that they care about that they’ve built over an extended period of time.

Brian D. Foran

Truist Securities, Inc., Research Division

Great. And if I could follow up as well on the contiguous question. I mean I definitely appreciate your points about cultural similarities between the markets. If I just look at Slide 9, though, I mean, I think some people simplistically will say, well, now there’s — something’s got to happen in Iowa and Illinois over time. Is physically contiguous important in your mind long term? Or is this a different world and the old days of filling in the branch map doesn’t apply?

Andrew John Harmening

President, CEO & Director

I think what you really want to do is you want to make sure that you’re familiar with the markets and that you understand the markets and you understand the leadership team and there are no surprises in the credit book and you like how they go to market and you like that they — that you have cultural alignment. All of those things check the boxes for us. We know the Midwest. We understand the Midwest. And frankly, I’m familiar in past lives with covering the Omaha market. It’s been a good market for a long time. And by the way, they’re not just in Omaha, they’re in Minneapolis and so — in the Twin Cities. And so we really like that footprint. For a bank like us, we’re not intending to go to California. That’s not our sweet spot. And so when we think about this, we are a Midwest bank, and we want to be in markets that we understand. And in this case, it’s both Midwest and we understand it. So we thought it was a very logical fit for us.

Operator

The next questions are from the line of Jon Arfstrom with RBC Capital Markets.

Jon Glenn Arfstrom

RBC Capital Markets, Research Division

A couple of just cleanup questions. But Andy, what are the revenue synergies that you’re thinking about? And how material could they be? And how quickly could they have an impact?

Andrew John Harmening

President, CEO & Director

Derek, do you want to touch on that?

Derek S. Meyer

Executive VP & CFO

Yes. Yes. So part of that is a little bit on the too early answer. But you can imagine things like we have a strong private wealth offering. We’ve talked about that as being important for all the metro areas we’re going into. And so we see that as an opportunity in Omaha also. Same with mass affluent and then the whole product offering that comes with our product segmentation and technology on the consumer side. And then there could be expansions. I think it was asked earlier, would you put more RMs into a market or anything like that? And we have not contemplated that for the deal. But as things progress, we’d expect to evaluate all of that as incremental opportunities.

Andrew John Harmening

President, CEO & Director

And Jon, I would piggyback on that and just say we expect that we can be very strong and enhance what they’re already very good at, which is the commercial side of the book. I would say that the products and services and the digital capabilities that we have on the consumer bank are as strong as any regional, super regional or national bank in the country. And to me, that’s almost like blue sky for us. Because they have such a good reputation to be able to marry that commercial with the consumer, which is what’s happening at our company at Associated Bank today, we see a very logical path. If they had relationships where they just did a loan and didn’t get the deposits, I wouldn’t see that immediate opportunity, but they actually are getting both. And we’re going to be able to enhance the consumer side day 1 of systems integration.

Jon Glenn Arfstrom

RBC Capital Markets, Research Division

Okay. Just — I wasn’t going to ask this, but I’ll ask it since you brought it up. What is the consumer strategy at the company, the consumer strategy in Omaha? Or is this just all, in your view, primarily commercial?

Andrew John Harmening

President, CEO & Director

They have a consumer base. But when you think about building out that consumer product set, which we’ve talked about ad nauseam, which we think is the driver of customer sat and household growth and having kind of the key levers of people willing to bring more to you and refer, I would say that this will be an enhancement to that strategy. Their customers like them. And when you think about a segmentation strategy on mass affluent, that will be new with the product set that we have that we’ve just enhanced 1 week ago and brought to our own company. So when you think about layering that on, it’s not a matter of whether they have it, they do have a consumer bank, but they will have a product set that can go toe to toe with any fintech, any community bank, any savings and loan, any national bank on day 1, that will be different for them. And because their customers already like them, I think we’ll be off to the races once we get through the integration.

Jon Glenn Arfstrom

RBC Capital Markets, Research Division

Okay. Good. And then just one last one, Derek, for you. The $47 million in charges you’re taking at Associated, I don’t know if that’s a big number or a small number, but anything notable in there? Or would you just call that typical merger charges?

Derek S. Meyer

Executive VP & CFO

Yes, nothing unusual there. It’s normal course of business for these type of transactions.

Operator

Our next question is from the line of Terry McEvoy with Stephens.

Brandon Jay Rud

Stephens Inc., Research Division

This is Brandon Rud on for Terry. I have 2 quick ones. The first one, just a follow-up on the buyback. Does the deal preclude you from repurchases until the deal closes over the next couple of quarters?

Andrew John Harmening

President, CEO & Director

It does not.

Brandon Jay Rud

Stephens Inc., Research Division

Okay. And the second one, just on Page 9, I think St. Louis is the only market there where there is not a top 10 deposit market share. Can you just discuss opportunities, particularly in the St. Louis market?

Andrew John Harmening

President, CEO & Director

Well, what I’d say with regards to the St. Louis market is I’m really excited about Omaha and Minneapolis today. And then I’d sprinkle Iowa in there as part of this deal. With regards to St. Louis, I would say it’s a major metropolitan market with opportunity. We do not have a significant branch network in the metropolitan area today, but we do have a pretty decent-sized business in the surrounding areas. So the someday machine could something happen there potentially. We like that market, but we’re really pretty much outside of the metropolitan market in St. Louis today from a retail standpoint. We’ve been significant in commercial and in commercial real estate there for some time.

Operator

At this time, I’ll hand the floor back to management for further remarks.

Andrew John Harmening

President, CEO & Director

Well, the first thing I’ll say is thank you for the interest that you’ve shown both by showing up the day after a holiday weekend and for the very good questions that you had on this. We’re excited about this merger, and we are going to quickly go from announcement to execution, and we appreciate your interest in the growth story and the organic growth story and how this will piggyback on the growth story in growth markets. Thank you.

Operator

Thank you. This will conclude today’s conference. You may disconnect your lines at this time. We thank you for your participation, and have a wonderful day.

* *  *

Cautionary Note Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Associated Banc-Corp (“Associated”) and American National Bank (“American National”), the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “seek,” “anticipate,” “continue,” “believe,” “intend,” “estimate,” “project,” “will,” “would,” “plan,” “trend,” “objective,” “target,” “outlook,” “forecast,” “goal,” or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Associated cautions that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Associated’s and American National’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions; deterioration in business and economic conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs; the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition; the impacts related to or resulting from bank failures and other volatility, including potential increased regulatory requirements and costs, such as Federal Deposit Insurance Corporation (the “FDIC”) special assessments, long-term debt requirements and heightened capital requirements, and potential impacts to macroeconomic conditions, which could affect the ability of depository institutions, including us, to attract and retain depositors and to borrow or raise capital; unexpected outflows of uninsured deposits which may require us to sell investment securities at a loss; changing interest rates which could negatively impact the value of our portfolio of investment securities; the loss of value of our investment portfolio, which could negatively impact market perceptions of us and could lead to deposit withdrawals; the effects of social media on market perceptions of us and banks generally; cybersecurity risks; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Board of Governors of the Federal Reserve System (the “Federal Reserve”); volatility and disruptions in global capital, foreign exchange and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of our business strategies; changes in policies and standards for regulatory review of bank mergers; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the Securities and Exchange Commission (the “SEC”), the Office of the Comptroller of the Currency, Federal Reserve, FDIC, the Consumer Financial Protection Bureau and state-level regulators; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Associated and American National; the outcome of any legal proceedings that may be instituted against Associated or American National; delays in completing the proposed transaction involving Associated and American National; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to satisfy any of the conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Associated and American National do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the ability of Associated and American National to meet expectations regarding the timing, completion and accounting and tax treatment of the transaction; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Associated and American National successfully; the dilution caused by Associated’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Associated and American National. Additional factors that could cause results to differ materially from those described above can be found in Associated’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available on the “Investor Relations” section of Associated’s website, https://investor.associatedbank.com, under the subheading “SEC Filings” of the heading “Financials” and in other documents Associated files with the SEC.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Associated does not assume any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If Associated updates one or more forward-looking statements, no inference should be drawn that Associated will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Associated will file relevant materials with the SEC, including a registration statement on Form S-4 that will include a prospectus of Associated. SHAREHOLDERS OF AMERICAN NATIONAL ARE URGED TO READ THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE, TOGETHER WITH ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the registration statement, as well as other filings containing information about Associated, without charge, at the SEC’s website (http://www.sec.gov) and Associated’s website (https://investor.associatedbank.com/financials/sec-filings/default.aspx). Copies of the registration statement, when available, and the filings with the SEC that will be incorporated by reference in the registration statement can also be obtained, without charge, by directing a request in writing to Associated Banc-Corp, Attn: Investor Relations, 433 Main Street, Green Bay, WI 54301 or by email to investor.relations@associatedbank.com. Reference to Associated’s website does not constitute incorporation by reference of the information contained on the website and is not, and should not be, deemed part of this filing.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.